Aurora Cannabis to Make Strategic Investment in Micron Waste Technologies

Companies Enter into Collaboration Agreement

Partnership to Optimize Environmentally-Friendly Organic Waste Digester for Cannabis Waste

TSX: ACB

VANCOUVER, Dec. 19, 2017 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) and Micron Waste Technologies Inc. ("Micron") (CSE: MWM, OTC: MICWF, Frankfurt: 7FM2), a developer of proprietary digester solutions for the treatment of organic waste, today announced that the companies have signed a non-binding term sheet for Aurora to make a strategic investment in Micron, and for both companies to collaborate on the optimization of Micron's technology for the treatment of organic waste generated in the cultivation and production of cannabis products.

Micron has developed a new technology, based on aerobic digestion and subsequent treatment, that converts organic waste into clean water that meets municipal effluent discharge standards. The effluent from currently available digester-based treatment systems of organic waste does not meet municipal discharge standards and requires costly further treatment. Many generators of organic waste elect, instead, to use municipal landfill sites for their organic waste, which is costly and has a negative impact on the environment. The merits of Micron's technology have been successfully demonstrated with a grocery supermarket chain located in British Columbia, Canada, and Micron has entered into an Memorandum of Understanding with the group to plan for additional installation of Micron's organic waste digester units at other locations in BC.

Collaboration Agreement

Under the terms of the agreement, which the companies anticipate finalizing soon, Micron will install its technology at one of Aurora's cultivation facilities, where both companies will work on optimizing Micron's digester technology to deliver a commercially-ready design specifically for the cannabis industry.

Aurora shall have the option, upon successful completion of the optimization program and proven viability, to sign a definitive supply agreement with Micron for the purchase of Micron's organic waste digestion solution for each of its cultivation facilities at a preferred pricing structure.

In consideration of Aurora's participation in the optimization process, and pursuant to the terms of a royalty agreement to be entered into between the parties, Micron shall pay to Aurora a royalty equal to 4% of gross revenues generated by Micron from the sale, lease and/or support services agreement pertaining to digesters sold to companies in the business of cultivating or processing cannabis. Micron shall retain all intellectual property pertaining to its digestion system.

Strategic investment & Investor Rights Agreement

Under the terms of the agreement, once finalized, Aurora will have the right to subscribe for up to 6,000,000 shares of Micron at a subscription price of $0.34 per share for aggregate subscription proceeds of $2,040,000 million in accordance with the terms and conditions of a subscription agreement to be entered into among the parties, representing a 9% interest in the Corporation on a non-diluted basis immediately post-investment. Upon the first successful sale of a digester within the cannabis industry, Micron shall issue a further 2 million shares to Aurora.

Aurora shall have the right to participate in any future offerings of equity or debt convertible into equity of Micron to allow Aurora not to be diluted in its ownership interest of Micron.

Management Commentary

"The investment in and collaboration with Micron reflect our commitment to innovation in the cannabis sector, aimed in this case at achieving improved operational economics, as well as a superior, 'greener' approach to organic waste management," said Terry Booth, CEO of Aurora. "The treatment and disposal of organic waste in the cannabis industry is a time consuming and costly exercise that is subject to strict regulation by Health Canada. Micron's solution promises to be a very elegant, highly efficient and low-cost alternative that will also have a positive impact on the environment. In making this investment, we anticipate benefiting not only from the positive impact on our operations, but also by being exposed to the upside potential of Micron's commercial development. We look forward to collaborating with Micron in furthering the market reach of this very promising technology."

Rav Mlait, CEO of Micron, added, "We are delighted to partner with the cannabis industry's innovation leader and enter the remarkably dynamic, fast-growing cannabis sector. Furthermore, Aurora's investment provides additional funds to accelerate diversification into other sectors, such as supermarkets, quick-serve restaurants, agricultural operations and hotels, which are all faced with high organic waste disposal costs. While our goal has always been to deliver solutions that have a positive impact on the environment, the only way to truly make a difference is by having a value proposition that provides a strong commercial rationale for adoption. We have proven that we have such a solution through our demonstration project in Richmond, BC, and are well positioned to execute on our aggressive growth strategy."

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island, and is currently constructing an 800,000 square foot production facility, known as "Aurora Sky", at the Edmonton International Airport, as well as is completing a fourth facility in Lachute, Quebec through its wholly owned subsidiary Aurora Larssen Projects Ltd.

In addition, the Company holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc., based in Edmonton, and is in the process of completing an investment in Edmonton-based Hempco Food and Fiber for an ownership stake of up to 50.1% . Furthermore, Aurora is the cornerstone investor with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union, based in Germany. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens. Aurora's common shares trade on the TSX under the symbol "ACB".

About Micron Waste Technologies Inc.

Micron Waste Technologies Inc is a well funded technology company. The Company's organic waste digestion system is designed to manage organic waste on-site, converting it into clean water. The Company's aerobic digester has micro-oxygen cubicles technology to enhance the digestion efficiency of microorganisms by up to 95%, with the remaining 5% of undigested particles undergoing further treatment, resulting in clean water effluent that meets municipal effluent discharge standards. Micron's technology is an ideal solution to handle organic waste on-site in view of the drive for further cost efficiencies, as well as ever stricter legislation being implemented to prohibit organic waste from entering landfill sites around the world. Please visit our website at www.micronwaste.com for further information. Micron is a public company with listings on the CSE: MWM, OTC: MICWF, and in Frankfurt: 7FM2.

On behalf of the Boards of Directors,

AURORA CANNABIS INC.
Terry Booth
CEO

MICRON WASTE TECHNOLOGIES INC.
Rav Mlait
CEO

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements with respect to the completion of the optimization process and the performance of the Aurora and Micron. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Aurora and Micron are under no obligation, and expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX or CSE, nor their Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange and the CSE) accept responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

View original content: http://www.newswire.ca/en/releases/archive/December2017/19/c7183.html

%SEDAR: 00025675E

For further information: FOR AURORA: Cam Battley, Executive Vice President, +1.905.864.5525, cam@auroramj.com, www.auroramj.com; Marc Lakmaaker, Director, Investor Relations and Corporate Development, +1.647.269.5523, marc.lakmaaker@auroramj.com; FOR MICRON: Investor Relations, +1.844.318.8216, info@micronwaste.com, www.micronwaste.com

CO: Aurora Cannabis Inc.

CNW 07:00e 19-DEC-17